SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MPC CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
553166109
(CUSIP Number)
Gateway, Inc.
7565 Irvine Center Drive,
Irvine, CA 92618
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 553166109	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gateway, Inc. 421249184

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,585,874[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,585,874[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,585,874[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3%[2]

14	TYPE OF REPORTING PERSON

CO
1Includes 5,602,454 shares of Common Stock and 249,171 shares of Series B Preferred Stock. Each share of Series B Preferred Stock will automatically convert to 20 shares of Common Stock (i) upon shareholder approval by the majority of the MPC shareholders and (ii) at such time as the shares may be converted without causing Gateway’s beneficial ownership of MPC to exceed 19.9%. The Series B Preferred Stock held by Gateway is included in the calculation of beneficial ownership in light of Gateway’s contractual right to designate a member of MPC’s board of directors as described in Item 3 below and in accordance with Rule 13d-3(d)(1)(i)(D).
2Based on 33,755,490 shares of Common Stock outstanding on October 1, 2007 and including 4,983,420 shares of Common Stock into which the Series B Preferred Stock may convert as described in note 1. The Series B Preferred Stock held by Gateway is included in the calculation of beneficial ownership in light of Gateway’s contractual right to designate a member of MPC’s board of directors as described in Item 3 below and in accordance with Rule 13d-3(d)(1)(i)(D).

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, no par value (“Common Stock”), of MPC Corporation, a Colorado corporation (“MPC”). The principal executive offices of MPC are located at 906 East Karcher Road, Nampa, Idaho 83687.
Item 2. Identity and Background.
     This statement is being filed by Gateway, Inc. (“Gateway”), a Delaware corporation. The business address of Gateway is 7565 Irvine Center Drive, Irvine, California 92618. The telephone number at that location is (949) 471-7000. Gateway is a leading provider of personal computers, PC-related products and services and consumer electronics products. The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Gateway are set forth on Schedule A attached hereto.
     During the last five years, neither Gateway nor, to the best knowledge of Gateway, any of the persons listed on Schedule A attached hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On September 4, 2007, MPC and MPC-PRO LLC, a Delaware limited liability company and wholly-owned subsidiary of MPC (“MPC-PRO”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Gateway and Gateway Technologies, Inc., a Delaware corporation and wholly-owned subsidiary of Gateway. On October 1, 2007, pursuant to the Asset Purchase Agreement, Gateway completed the sale to MPC-PRO of certain assets of its Professional Division and that portion of its Consumer Direct business engaged in selling products and services to small- to medium-sized businesses (the “Asset Sale”). The purchased assets included specified inventory totaling approximately $30 million, customer lists and customer relationships, and the sales, marketing, service and administrative functions supporting the Professional Business. The Asset Sale also included the purchase by MPC-PRO of all of the capital stock of Gateway Companies Inc., a Delaware corporation, and the membership interests of Gateway Professional, LLC, a Delaware limited liability company, and Gateway Pro Partners, LLC, a Delaware limited liability company.
     As consideration for the Asset Sale, (i) MPC-PRO assumed certain warranty obligations and other obligations currently estimated at $70 million, (ii) MPC-PRO will issue to Gateway a promissory note that is expected to be in an amount of approximately $6 million and equal to the difference between the book value of the transferred inventory and the book value of certain liabilities associated with the transferred employees and (iii) MPC issued to Gateway 19.9% of the outstanding equity of MPC, as further described below.
     MPC issued to Gateway 5,602,454 shares of Common Stock (the “Common Stock Consideration”), and 249,171 shares of Series B Convertible Preferred Stock of MPC (“Series B Preferred Stock”), which is the number of shares of Series B Preferred Stock that, assuming the full conversion of such shares into Common Stock, is equal to the difference between (a) 19.9% of the outstanding common stock of MPC as of October 1, 2007 on a fully-diluted basis (excluding securities issued to MPC employees under MPC’s current employee equity plans) and (b) the number of shares of Common Stock Consideration. Each share of Series B Preferred Stock issued to Gateway will convert to 20 shares of Common Stock (i) upon shareholder approval by the majority of the MPC shareholders, and (ii) at such time as the shares may be converted without causing Gateway’s beneficial ownership of MPC to exceed 19.9%. In the event that shareholder approval is not obtained by October 1, 2008, all outstanding shares of Series B Preferred Stock are to be redeemed by MPC at 1.5 times the closing price of MPC Common Stock times the number of shares of Common Stock into which the Series B Preferred Stock would then be convertible assuming that shareholder approval had been obtained.

     In connection with the Asset Sale, Gateway also received the right to designate one individual to be nominated for election to the Board of Directors of MPC. Gateway is entitled, but not obligated, to exercise such right at its sole discretion. Pursuant to the Asset Purchase Agreement, MPC is required to cause Gateway’s designated nominee to be nominated to serve as a director and to take all necessary action to ensure that such nominee is elected to the board. Gateway’s right to designate a director will terminate at such time that Gateway’s beneficial ownership of the Common Stock (treating the Series B Preferred Stock held by Gateway as converted to Common Stock) falls below 10% of the Common Stock outstanding.
Item 4. Purpose of Transaction.
     The response to Item 3 above is herein incorporated by reference.
Item 5. Interest in Securities of the Issuer.
     (a) and (b) Gateway beneficially owns 10,585,874 shares of Common Stock, representing beneficial ownership of 27.3% of the outstanding Common Stock (based on 33,755,490 shares of Common Stock outstanding on October 1, 2007 and including 4,983,420 shares of Common Stock into which the Series B Preferred Stock may convert). Gateway’s beneficial ownership is comprised of 5,602,454 shares of Common Stock, representing 16.6% of the outstanding Common Stock (based on 33,755,490 shares of Common Stock outstanding on October 1, 2007, and not including any shares of Common Stock into which the Series B Preferred Stock may convert), and 249,171 shares of Series B Preferred Stock, each share of which will automatically convert to 20 shares of Common Stock (i) upon shareholder approval by the majority of the MPC shareholders and (ii) at such time as the shares may be converted without causing Gateway’s ownership of the Common Stock to exceed 19.9%. The Series B Preferred Stock held by Gateway is included in the calculation of beneficial ownership in light of Gateway’s contractual right to designate a member of MPC’s board of directors as described in Item 3 above and in accordance with Rule 13d-3(d)(1)(i)(D).
     (c) Other than as described in Item 3 above, Gateway has effected no transactions with respect to the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Pursuant to the Asset Purchase Agreement, Gateway received unregistered shares of Common Stock and unregistered shares of Series B Preferred Stock as partial consideration for the sale of assets to MPC. In connection with the Asset Sale, MPC and Gateway entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which MPC granted to Gateway certain rights to effect the registration of the shares of Common Stock and any shares of Common Stock converted from shares of Series B Preferred Stock that Gateway received as consideration in the Transaction. Also in connection with the Asset Sale, MPC and Gateway entered into the Lock-Up Agreement, under which Gateway agreed that it will not offer, sell, contract to sell, short, pledge or otherwise dispose of any Common Stock beneficially owned, held or thereafter acquired by Gateway or its affiliates for a period of 12 months, except for Permitted Transfers as defined by the agreement. The foregoing descriptions of the Registration Rights Agreement and Lock-Up Agreement are not complete and are qualified by reference to the Registration Rights Agreement and to the Lock-Up Agreement, which are attached as Exhibits 2 and 3 to this filing, respectively.
     Except for the Asset Purchase Agreement and the transactions contemplated thereby, including the Registration Rights Agreement and Lock-Up Agreement, there are no contracts, arrangements, understanding or relationships between Gateway and any person with respect to any securities of MPC, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1
Asset Purchase Agreement dated September 4, 2007 among Gateway, Inc., MPC Corporation, MPC-PRO LLC and Gateway Technologies, Inc. (incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed by Gateway, Inc. on September 5, 2007)

2
Registration Rights Agreement dated October 1, 2007 among Gateway, Inc. and MPC Corporation (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed by MPC Corporation on October 9, 2007)

3	Lock-Up Agreement dated October 1, 2007 among Gateway, Inc. and MPC Corporation (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed by MPC Corporation on October 9, 2007)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 11, 2007

GATEWAY, INC.
By:	/s/ John P. Goldsberry
John P. Goldsberry
Senior Vice President & Chief Financial Officer

SCHEDULE A
Directors and Executive Officers of Gateway
The names of the directors and executive officers of Gateway and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer is a citizen of the United States and his or her principal business address is 7565 Irvine Center Drive, Irvine, California 92618.
Directors
Janet M. Clarke, Director, 54
Ms. Clarke has been the President and founder of Clarke Littlefield LLC, a firm that provides strategic advice to larger companies with an emphasis on marketing technologies, since April 2001. From September 2002 to June 2003, Ms. Clarke served as Chief Marketing Officer of DealerTrack, Inc. From February 2000 to February 2001, she was an Executive Vice President of Young & Rubicam, Inc. and Chairman and Chief Executive Officer of Knowledge Base Marketing, Inc., a subsidiary of Young & Rubicam. Before that, Ms. Clarke served as Managing Director for Global Database Marketing of Citibank and Senior Vice President of the Information Technology sector for R.R. Donnelley & Sons Company. Ms. Clarke is a director of the Asbury Automotive Group, ExpressJet Holdings Inc., and eFunds Corporation. Ms. Clarke is also a Charter Trustee of Princeton University, where she earned a B.A. degree. Ms. Clarke has also completed the Advanced Management Program at the Harvard Business School. Ms. Clarke has been a director of Gateway since May 2005. She chairs the Corporate Governance & Nominating Committee.
Quincy L. Allen, Director, 47
Mr. Allen has been the Corporate Vice President of Xerox Corporation and President of the Xerox Production Systems Group since October 2004. Since joining Xerox as an electrical engineer in 1982, Mr. Allen has held senior technical and management positions in areas such as supply chain, sales and marketing, and product development. In 1999, he was appointed Vice President, Worldwide Customer Services Strategy. In 2001, Mr. Allen was named Senior Vice President of North American Services and Solutions. Mr. Allen received a B.S. in electrical engineering from Northeastern University in 1982 and an M.B.A from the University of Rochester in 1993. Mr. Allen has been a director of Gateway since January 2006. He is a member of the Compensation and Corporate Governance & Nominating Committees.
Douglas L. Lacey, Director, 60
Mr. Lacey is a partner in the accounting firm of Nichols, Rise & Company, LLP and managing partner of its Sioux City, Iowa office. He joined Nichols, Rise & Company, LLP in 1973. Mr. Lacey received a B.A. degree from Briar Cliff University in 1973. Mr. Lacey has been a director of Gateway since 1989. He chairs the Audit Committee.
J. Edward Coleman, Director and Chief Executive Officer, 55
Mr. Coleman is the Chief Executive Officer of Gateway, a position he has held since September 2006. Before joining Gateway, Mr. Coleman served as Senior Vice President and President, Enterprise Computing Solutions, for Arrow Electronics, Inc., a major global provider of products, services and solutions to industrial and commercial users of electronic components and computer products. Previously, Mr. Coleman was Chairman, President and Chief Executive Officer of CompuCom Systems, Inc., a $1.4 billion IT services and solutions provider headquartered in Dallas, Texas. He led CompuCom as Chief Executive Officer from December 1999 until November 2004 and as Chairman from 2001 to 2004. Prior to joining CompuCom, Mr. Coleman served in various leadership roles at Computer Sciences Corporation, IBM and New Jersey-based integrator MTS. He earned a bachelor’s degree in economics from the College of William and Mary, and holds a master’s degree in business administration/marketing from Indiana University. Mr. Coleman serves on the Board of Advisors of the College of William and Mary School of Business. Mr. Coleman was appointed as a director of Gateway in September 2006.

Scott Galloway, Director, 42
Mr. Galloway is a clinical associate professor at New York University’s Stern School of Business and is the managing member of investment firm Firebrand Partners, LLC. He has been a director of RedEnvelope, Inc. since June 2006. Mr. Galloway founded RedEnvelope in 1997 and served as a director from September 1997 to August 2000 and again from June 2002 to August 2004, serving as the Chairman of the Board of Directors from September 1997 to February 2000. In 1992, Mr. Galloway founded Prophet Brand Strategy, Inc., a brand consulting firm that employs over 100 professionals in the United States, Europe and Asia. He served as the Chief Executive Officer of Prophet Brand Strategy, Inc. from 1992 to 2000. From 2000 to 2002, Mr. Galloway served as Chief Executive Officer and chairman at Brand Farm, an e-commerce incubator. Mr. Galloway received a bachelor’s degree in economics from the University of California at Los Angeles and an MBA from the Haas School of Business at the University of California at Berkeley. Mr. Galloway has been a director of Gateway since December 2006. He is a member of the Corporate Governance & Nominating Committee.
Dave Russell, Director, 43
Mr. Russell is the Executive Vice President of Avalon Capital Group, Inc. and managing director of Avalon Energy, positions he has held since June 2006. He provided consulting services to Avalon from September 2005 until June 2006. Avalon Energy is a division of Avalon Capital Group, Inc., a private company controlled by Ted Waitt, the co-founder and a significant stockholder of Gateway. Mr. Russell was employed by Gateway in various capacities and times between 1988 and May 2005, including serving as general manager of digital television products from June 2003 to June 2004, Senior Vice President of partner management from January 2001 to May 2003, and as Vice President of supply management from 1999 to May 2000. Mr. Russell is also on the board of directors of privately held Amazing Mail.com, a web based direct marketing company located in Scottsdale AZ. Mr. Russell was appointed as a director of Gateway effective March 1, 2007.
Paul E. Weaver, Director, 61
Mr. Weaver is a retired global partner of PricewaterhouseCoopers, LLP, where he was chairman of the firm’s global technology practice group for a number of years, focusing on the technology, infocomm, entertainment and media industries. During his more than 30 years at PricewaterhouseCoopers, Mr. Weaver served as the lead partner on a number of the firm’s largest global clients and he held various management positions, including serving as managing partner of the firm’s Dallas/Fort Worth office and as the firm’s vice chairman, responsible for all firm-wide revenue related activities. Mr. Weaver has a B.S. degree from Elizabethtown College and a M.B.A. degree from the University of Michigan. He is a member of the board and the audit and corporate governance committees of AMN Healthcare, a board member of Idearc, Inc. and the Chairman of the Ellis Island/Statue of Liberty Foundation. He also serves on the corporate advisory board of the University of Michigan Business School. Mr. Weaver has been a director of Gateway since July 2006. He is a member of the Audit Committee and the Compensation Committee.
George H. Krauss, Director, 65
Mr. Krauss has been an attorney with the law firm of Kutak Rock LLP in Omaha, Nebraska, since 1972 and is engaged in the firm’s corporate, mergers and acquisitions and regulatory practices. He became a partner in Kutak Rock in 1975 and became of counsel in 1997. He served as the firm’s presiding partner from 1983 to 1994. Mr. Krauss is a consultant to The Burlington Capital Group LLC. Mr. Krauss serves on the Board of Directors of MFA Mortgage Investments, Inc., which is listed on the New York Stock Exchange, and America First Apartment Investors, Inc., which is listed on NASDAQ. He is also on the Board of Directors of The Burlington Capital Group LLC, which is the general partner of America First Tax Exempt Investors, L.P., which is listed on NASDAQ. Mr. Krauss received B.S., M.B.A. and J.D. degrees from the University of Nebraska. Mr. Krauss has been a director of Gateway since 1991. He is a member of the Audit and Compensation Committees.

Joseph G. Parham, Jr., Director, 58
Mr. Parham was the Senior Vice President of Human Resources for Atlanta-based Acuity Brands, Inc. from December 2001 until November 2006. From May 2000 Mr. Parham served as the Senior Vice President of Human Resources of National Services Industries, Inc. (“NSI”) until the spin-off of Acuity Brands from NSI in November 2001. Prior to joining NSI, Mr. Parham spent 25 years at Polaroid Corporation where he served in a variety of roles, including President of Polaroid Eyewear and Senior Vice President of Human Resources. Mr. Parham is a former member of the Board of the National Kidney Foundation of Georgia and a former member of the Board of Directors of International Multifoods Corporation. Mr. Parham received a B.S. in management and an M.B.A. in economics, both from Babson College. Mr. Parham has been a director of Gateway since January 2005. He chairs the Compensation Committee.
Richard D. Snyder, Chairman of the Board, 49
Mr. Snyder serves as the Chairman and Chief Executive Officer of Ardesta, LLC, in Ann Arbor, Michigan, a company focused on bringing small tech products to the global marketplace, a position he has held since 2000. Between 1997 and 2000, he was President of Avalon Investments, a venture capital management company also headquartered in Ann Arbor, Michigan. Before Avalon Investments, Mr. Snyder served as Gateway’s President and Chief Operating Officer from January 1996 until his resignation in August 1997 and was Gateway’s Executive Vice President from July 1991 until January 1996. Mr. Snyder also served as Gateway’s interim Chief Executive Officer from February 2006 until September 2006. Mr. Snyder serves on the boards of various portfolio companies of Ardesta and Avalon Technology. He is also a member of the University of Michigan’s LS&A National Advisory Committee, the University of Michigan’s Technology Transfer National Advisory Committee, the Henry Ford Board of Trustees, The Nature Conservancy Michigan Chapter, the Board of the Sphinx Organization and is Chairman of Ann Arbor SPARK. Mr. Snyder received B.A. (with high distinction), M.B.A. (with distinction) and J.D. degrees from the University of Michigan. Mr. Snyder has been a director of Gateway since 1991 and now serves as Chairman of the Board. He also serves on the Corporate Governance & Nominating Committee.
Executive Officers
James R. Burdick, Senior Vice President, Professional and Consumer Direct, 47
Mr. Burdick was appointed Senior Vice President, Professional in April 2006, with responsibility for overseeing the business activities in the Professional segment, which includes mid-enterprise, education and government sectors, and assumed responsibility for the Direct segment in January 2007. Mr. Burdick previously served as Vice President, Worldwide Distribution and Americas Sales at Agilent Technologies, where he oversaw sales and management for channel semiconductor sales, Americas sales for emerging accounts, and contract manufacturing sales from July 2004 to November 2005. Prior to joining Agilent, Mr. Burdick served as Executive Vice President, Sales and Marketing at MesoSystems Technology, beginning in January 2004. Prior to joining MesoSystems, Mr. Burdick spent 17 years at Memec Group Holdings, where he served in a variety of roles, including Chief Executive Officer and President for Unique Technologies, Inc.
Robert V. Davidson, Senior Vice President, Worldwide Retail, 52
Mr. Davidson was appointed Senior Vice President, U.S. Retail, in March 2004, with responsibility for overseeing sales of PC and consumer electronic products through third-party retailers, and assumed responsibility for international retail sales in January 2007. Mr. Davidson previously served as eMachines’ Executive Vice President, Global Product Planning, commencing in May 2001. Prior to joining eMachines, Mr. Davidson served as Vice President of Merchandising of Computer Hardware at Best Buy. During his six years at Best Buy beginning in 1994, Mr. Davidson held various other positions including Merchandising Manager and Strategic Marketing Manager.

John Goldsberry, Senior Vice President and Chief Financial Officer, 53
Mr. Goldsberry was appointed Senior Vice President and Chief Financial Officer in August 2005, with responsibility for overseeing financial management, control, reporting, investor relations and information technology functions. He joined Gateway in March 2004 as Senior Vice President, Strategy and Business Development. Mr. Goldsberry also served as Senior Vice President, Operations, Customer Care and Information Technology from April 2005 to August 2005. Mr. Goldsberry previously served as eMachines’ Chief Financial Officer, commencing in January 2004. Prior to joining eMachines, Mr. Goldsberry served as Chief Financial Officer at TrueSpectra, Inc. beginning in August 2000. Prior to joining TrueSpectra, Inc., he served as Chief Financial Officer at Calibre, Inc., beginning in May 1998. Mr. Goldsberry also served as Chief Financial Officer of The Good Guys, Inc. from 1992 until 1995. Before that, he worked for Salomon Brothers and Morgan Stanley in a number of corporate finance positions.
M. Lazane Smith, Senior Vice President, Human Resources & Customer Support Services, 52
Ms. Smith joined Gateway as Senior Vice President in charge of Human Resources in November 2006. She accepted the additional responsibility of overseeing Gateway’s customer support services in January 2007. Before joining Gateway in 2006, Ms. Smith spent almost 12 years at CompuCom Systems, Inc., an IT services and solutions provider headquartered in Dallas, Texas, serving as senior vice president, finance and CFO until March 2005. She joined CompuCom as corporate controller in 1993, was appointed CFO in 1997, and was elected to its Board of Directors in 2001. After she left CompuCom, Ms. Smith provided consulting services to publicly-traded companies. Prior to CompuCom, she held a variety of positions with several companies, including Coca-Cola Enterprises and Abbott Laboratories. From 2003 to 2007, Ms. Smith was a member of the Board of Directors of Global Imaging Systems, serving on the audit and governance/nominating committees.